Exhibit #1

            FOR IMMEDIATE RELEASE               Revco Contact:
                                                Mark Weinberg
                                                Director, Public Relations
                                                (216) 425-9811, ext. 6145

                                                HSI Contact:
                                                William Z. Welsh, Jr.
                                                Senior V.P., Sales & Marketing
                                                (401) 724-9500, ext. 445



                     Revco Will Become Second Largest Drug Stores Chain

                        REVCO D.S., INC. TO ACQUIRE HOOK-SUPERX, INC.


            TWINSBURG, Ohio  (April 4, 1994)  -- Revco D.S.,  Inc. (NYSE: RXR)
            and Hook-SupeRx  (NYSE:   HSX) jointly announced  today that  they
            have entered into a definitive merger agreement pursuant to which Revco will acquire all of the outstanding Hook-SupeRx (HSI) shares for $13.75 per share for a total acquisition value of approximately $600 million, including assumed debt of HSI. Stockholders of HSI, owning approximately 49% of the outstanding HSI shares, have agreed to vote in favor of the transaction.

                  HSI,  a retail drug store  chain headquartered in
            Cincinnati, Ohio, has nearly 1,200 stores and had sales of $2.3 billion over the past twelve months. The HSI stores operate variously under the names Hook's, SupeRx and Brooks. Revco and HSI combined operate 2,371 stores and achieved sales of $4.7
            billion over the past  twelve months.   This will make Revco the
            second largest  drug store chain in the country.

                  "HSI  is an excellent  fit for Revco,  and we look  forward to welcoming their employees and customers", said D. Dwayne Hoven, president and chief executive officer of Revco. "This strategic acquisition enhances our position in the market, strengthens our capabilities in third-party marketing, and helps further position
            us for health  care reform.   It will also  provide an expanded
            mail-order business and enhanced benefits-management capabilities."

                  Philip Beekman,  president and  chief executive  officer of
            HSI, stated that: "We are very proud of our accomplishments at HSI and the contributions of our associates since our inception in 1986, and this transaction represents an attractive price for our stockholders. We are confident that our customers will benefit from the synergisms resulting from the combination of our two companies."

                  Hoven  noted, "Revco's strategy has been  to increase market penetration by adding stores in the nine contiguous states in which we operate. The 22-state geographic area in which HSI operates will strengthen our position in Ohio, Pennsylvania, Maryland, West Virginia, Virginia and Tennessee. In addition, this acquisition will expand Revco's geographic scope into several new areas.

                  "HSI and Revco make a particularly good  match," said Hoven.
            "Hook's SupeRx and Brooks stores are similar to our size, average volume and merchandise. These chains have strong histories. They have established themselves well in their markets, and have developed loyal customers."

                  Revco is presently evaluating a definitive financial package, but has received both a debt financing commitment from Banque Paribas and Continental Bank N.A. and a standby purchase commitment from Zell/Chilmark Fund L.P.., a principal stockholder, in connection with a contemplated equity rights offering.
            Revco's obligation to consummate the transactions, as contemplated in the merger agreement, is subject to Revco raising up to $175 million through the issuance of senior subordinated debentures.

                  The transaction is also subject to customary conditions.
                  It is expected that closing will occur in the early summer.